

Mail Stop 3561

August 10, 2015

Robert G. Phillips
Chief Executive Officer
Crestwood Equity Partners, LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re:** **Crestwood Equity Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 27, 2015**
> **File No. 333-205004**

Dear Mr. Phillips:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2015 letter.

General

1. We note your response to comment 1. Please provide further analysis of the differences between the rights of CEQP unitholders and Midstream unit holders. In doing so, please tell us how the different distribution structures affects the distribution rights of Midstream unitholders. In this regard, we note that Midstream unitholders will initially receive less in quarterly cash distributions after the merger. Please include in your response any differences in the way that "available cash" and "minimum quarterly distribution" are defined in the CEQP and Midstream partnership agreements, respectively.

2. We note your response to comment 2. Please also quantify the number of preferred holders that have expressed an intention to support the merger pursuant to the letter agreements disclosed on page 12.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products